UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

TechTarget, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

87874R100

(CUSIP Number)

December 31, 2015†

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

† This constitutes a late filing due to administrative oversight on the part of the reporting persons.

CUSIP No. 8784R100

1.	Names of reporting persons Roger M. Marino
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 22,500
	6.	Shared voting power 3,360,665
	7.	Sole dispositive power 22,500
	8.	Shared dispositive power 3,360,665
9.	Aggregate amount beneficially owned by each reporting person 3,383,165(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.43%(1)
12.	Type of reporting person (see instructions) IN

(1) Assuming the exercise of 22,500 stock options to purchase shares of Common Stock of the Issuer by Roger M. Marino and based on 27,219,741 shares of Common Stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2016.

CUSIP No. 8784R100

1.	Names of reporting persons Roger M. Marino 2010 Revocable Trust UA 05/20/2010
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 3,194,435
	7.	Sole dispositive power 0
	8.	Shared dispositive power 3,194,435
9.	Aggregate amount beneficially owned by each reporting person 3,194,435
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 11.74%(2)
12.	Type of reporting person (see instructions) OO

(2) Based on 27,219,741 shares of Common Stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2016.

CUSIP No. 8784R100

Item 1.

(a)	Name of Issuer

TechTarget, Inc.

(b)	Address of Issuer’s Principal Executive Offices

274 Grove Street
Newton, Massachusetts 02466

Item 2.

(a)	Name of Person Filing

This Schedule 13G/A is being filed by Roger M. Marino (“Marino”) and Roger M. Marino 2010 Revocable Trust UA 05/20/2010 (“Trust”), as joint filers (together, the “Reporting Persons”). Marino is the sole Trustee and current beneficiary of the Trust. The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G/A as Exhibit A, pursuant to which the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

(b)	Address of the Principal Office or, if none, residence

c/o TechTarget, Inc.
274 Grove Street
Newton, Massachusetts 02466

(c)	Citizenship

United States of America

(d)	Title of Class of Securities

Common Stock, $0.001 par value per share (the "Common Stock")

(e)	CUSIP Number

87874R100

CUSIP No. 8784R100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(J).

Item 4. Ownership.

Marino

(a)	Amount beneficially owned: 3,383,165(1)
(b)	Percent of class: 12.43%(1)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 22,500
(ii)	Shared power to vote or to direct the vote: 3,360,665
(iii)	Sole power to dispose or to direct the disposition of: 22,500
(iv)	Shared power to dispose or to direct the disposition of: 3, 360,665

Trust

(a)	Amount beneficially owned: 3,194,435
(b)	Percent of class: 11.74%(2)
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 3,194,435
(iii)	Sole power to dispose or to direct the disposition of: 0
(iv)	Shared power to dispose or to direct the disposition of: 3,194,435

(1) Assuming the exercise of 22,500 stock options to purchase shares of Common Stock of the Issuer by Roger M. Marino and based on 27,219,741 shares of Common Stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2016.

(2) Based on 27,219,741 shares of Common Stock outstanding as of July 29, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 9, 2016.

CUSIP No. 8784R100

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below Marino as Trustee of the Trust certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired by the Trust and are not held by the Trust for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 10, 2016

	By:	/s/ Roger M. Marino
Roger M. Marino

Roger M. Marino 2010 Revocable Trust UA 05/20/2010

	By:	/s/ Roger M. Marino
Roger M. Marino, Trustee

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned, each referred to herein as a “Joint Filer”, agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereof) with respect to the beneficial ownership of certain shares of Common Stock of TechTarget, Inc. and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: August 10, 2016

	By:	/s/ Roger M. Marino
Roger M. Marino

Roger M. Marino 2010 Revocable Trust UA 05/20/2010

	By:	/s/ Roger M. Marino
Roger M. Marino, Trustee